UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Nevada Gold & Casinos, Inc.

(Name of Issuer)

Common Stock, $0.12 par value

(Title of Class of Securities)

64126Q206

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64126Q206		SCHEDULE 13G

1	Name of Reporting Person The Carl E. Giudici Trust dated October 31, 1997, as amended

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,190,476(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,190,476(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,190,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.7%(2)

12	Type of Reporting Person (See Instructions) OO (Trust)

(1)         As a result of his relationship with The Carl E. Giudici Trust dated October 31, 1997, as amended, Carl E. Giudici may be deemed to have shared voting, investment and/or dispositive power with respect to 1,190,476 common shares held by The Carl E. Giudici Trust dated October 31, 1997, as amended.

(2)         The percentages set forth in this Schedule 13G are calculated based on 17,763,856 common shares outstanding as of March 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on January 31, 2016.

CUSIP No. 64126Q206		SCHEDULE 13G

1	Name of Reporting Person Carl E. Giudici

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,780

	6	Shared Voting Power 1,190,476(1)

	7	Sole Dispositive Power 3,780

	8	Shared Dispositive Power 1,190,476(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,256

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 6.72%(2)

12	Type of Reporting Person (See Instructions) IN

(1)         As a result of his relationship with The Carl E. Giudici Trust dated October 31, 1997, as amended, Carl E. Giudici may be deemed to have shared voting, investment and/or dispositive power with respect to 1,190,476 common shares held by The Carl E. Giudici Trust dated October 31, 1997, as amended.

(2)         The percentages set forth in this Schedule 13G are calculated based on 17,763,856 common shares outstanding as of March 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on January 31, 2016.

CUSIP No. 64126Q206	SCHEDULE 13G

Item 1.	Name and Address of Issuer:
	(a)	Name of Issuer The name of the issuer to which this filing on Schedule 13G relates is Nevada Gold & Casinos, Inc. (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices The principal executive offices of Issuer are located at 133 E. Warm Springs Road, Suite 102, Las Vegas, Nevada 89119.

Item 2.	Name, Address and Citizenship of the Persons Filing
(a)

Name of Persons Filing
This schedule is being filed on behalf of The Carl E. Giudici Trust dated October 31, 1997 as amended (the “Giudici Trust”) and Carl E. Giudici, an individual (collectively, the “Reporting Persons”).  Mr. Giudici is the sole trustee of the Giudici Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 22, 2016, pursuant to which the Reporting Persons have agreed to file this statement in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

	(b)	Address of Principal Business Office or, if none, Residence The principal address of the Reporting Persons is 850 S. Boulder Hwy, PMB#432, Henderson, Nevada 89015.
	(c)	Citizenship The Giudici Trust was formed under the laws of the State of Nevada. Carl E. Giudici is a citizen of the United States of America.
	(d)	Title of Class of Securities The class of equity securities of Issuer to which this filing on Schedule 13G relates is common stock, par value $0.12 per share (“Common Stock”).
	(e)	CUSIP No. The CUSIP No. of Issuer’s Common Stock is 64126Q206.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 64126Q206	SCHEDULE 13G

Item 4.	Ownership

	The Carl E. Giudici Trust dated October 31, 1997	Carl E. Giudici
Amount beneficially owned:	1,190,476	1,194,256

Percent of class:(1)	6.7%	6.72%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0	3,780
Shared power to vote or to direct the vote:(2)	1,190,476	1,190,476
Sole power to dispose or to direct the disposition of:	0	3,780
Shared power to dispose or to direct the disposition of: (2)	1,190,476	1,190,476

(1)         The percentages set forth in this Schedule 13G are calculated based on 17,763,856 shares of Common Stock outstanding as of March 1, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on January 31, 2016.

(2)         As a result of his relationship with the Giudici Trust, Carl E. Giudici may be deemed to have shared voting, investment and/or dispositive power with respect to 1,190,476 shares of Common Stock held by the Giudici Trust.

Item 5.	Ownership of 5 Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Schedule 13G is true, complete and correct.

Dated: June 22, 2016	/s/ Carl E. Giudici
Carl E. Giudici

The Carl E. Giudici Trust dated October 31, 1997

	By:	/s/ Carl E. Giudici
Carl E. Giudici, Trustee

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 22, 2016	/s/ Carl E. Giudici
Carl E. Giudici

The Carl E. Giudici Trust dated October 31, 1997

	By:	/s/ Carl E. Giudici
Carl E. Giudici, Trustee